UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                      United Rentals, Inc.
                --------------------------------
                        (Name of Issuer)


                          Common Stock
                ---------------------------------
                 (Title of Class and Securities)


                            911363109
                 --------------------------------
              (CUSIP Number of Class of Securities)


                       Richard D. Colburn
                     1581 Cummins, Suite 155
                        Modesto, CA 95358
                         (209) 544-9000

                            Copy to:

                         Kent V. Graham
                      O'Melveny & Myers LLP
               1999 Avenue of the Stars, 7th Floor
                     Los Angeles, CA  90067
                         (310) 553-6700

    ---------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       September 29, 1998

     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13D-
1(b)(3) or (4), check the following box: [ ]

(1)  NAME OF REPORTING PERSON

          Richard D. Colburn
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)  [x]
                                                  (b)  [  ]
(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS

          AF
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                       [  ]
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
                           : (7) SOLE VOTING POWER
                           :   -0- shares of Common Stock
                           : ------------------------------
                           : (8) SHARED VOTING POWER
Number Of Shares           :   19,823,462 shares of Common Stock
Beneficially Owned         : --------------------------------
By Each Reporting          : (9) SOLE DISPOSITIVE POWER
Person With                :   -0- shares of Common Stock
                           : --------------------------------
                           : (10) SHARED DISPOSITIVE POWER
                           :   19,823,462 shares of Common Stock
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,823,462 shares of Common Stock
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                           [  ]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.0%
(14) TYPE OF REPORTING PERSON

          IN
(1)  NAME OF REPORTING PERSON

          Ayr, Inc.
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)  [X]
                                                  (b)  [  ]
(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS

          OO
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                       [  ]
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          California
                           : (7) SOLE VOTING POWER
                           :   -0- shares of Common Stock
                           : -------------------------------------
                           : (8) SHARED VOTING POWER
Number Of Shares           :   19,823,462 shares of Common Stock
Beneficially Owned         : -------------------------------------
By Each Reporting          : (9) SOLE DISPOSITIVE POWER
Person With                :   -0- shares of Common Stock
                           : -------------------------------------
                           : (10) SHARED DISPOSITIVE POWER
                           :   19,823,462 shares of Common Stock
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,823,462 shares of Common Stock
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                           [  ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.0%
(14) TYPE OF REPORTING PERSON

          CO

Item 1.   Security and Issuer

          The equity securities to which this statement relates are Common Stock, par value $.01 per share (the "Common Stock") of United Rentals, Inc. ("URI"), a Delaware corporation with its principal executive offices at Four Greenwich Office Park, Greenwich, Connecticut 06830. As of October 27, 1998, URI had outstanding 68,407,964 shares of Common Stock, according to information provided by American Stock Transfer and Trust Company (the "Transfer Agent") on October 27, 1998.

Item 2.     Identity and Background

          (a) This statement is filed by (i) Richard D. Colburn, an individual ("Colburn") and (ii) Ayr, Inc., a California corporation ("Ayr") (collectively, the "Reporting Persons"). In addition, the information set forth in Items (b) through (f) below is included with respect to (i) Christine I. Colburn ("C. Colburn"), an individual and a Director of Ayr, (ii) David D. Colburn ("D. Colburn"), an individual and a Director of Ayr,
(iii) McKee D. Colburn ("M. Colburn"), an individual and a Director of Ayr, (iv) Collette McDougall, an individual and Vice President and Treasurer of Ayr, and (v) Pamela B. Johnson, an individual and Secretary of Ayr.

          Ayr is a company that holds the shares of URI and various other investments. All of the shares of Ayr are beneficially owned by Colburn through the Richard D. Colburn Trust dated April 29, 1969, as amended from time to time and as amended and completely restated on September 22, 1998 (the "Trust"), which is a revocable grantor trust. Colburn, through the Trust, is the sole stockholder and Chairman of the Board of Ayr and is in a position to determine the investment and voting decisions made by Ayr. Therefore, Colburn may be deemed to be beneficial owner of the shares of URI acquired by Ayr, and the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "Act") with respect to the Shares covered by this statement.

          (b) The business address of Ayr, Colburn, C. Colburn and McDougall is:

                    1581 Cummins
                    Modesto, California  95358

               The business address of D. Colburn is:

                    555 Skokie Boulevard, Suite 555
                    Northbrook, Illinois  60062

               The business address of M. Colburn is:

                    36025 Cathedral Canyon
                    Cathedral City, California  92234
               The business address of Johnson is:
                    1516 Pontius Avenue
                    Los Angeles, California 90025

          (c) The present principal occupation or employment of each of the Reporting Persons and each of the above listed persons is as follows:

               Ayr:           private investment corporation
               Colburn:       private investor and Chairman of
                              the Board of Ayr and Chairman
                              Emeritus URI
               C. Colburn:    none
               D. Colburn:    private investor
               M. Colburn:    Branch Manager for URI
               McDougall      Office Manger/Bookkeeper
               Johnson        Attorney

           (d) During the last five years, none of the Reporting
Persons or, to the knowledge of the Reporting Persons, the above stated individuals, has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the above stated individuals, has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its, his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the above stated individuals is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

          The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired on September 29, 1998 in connection with the September 29, 1998 merger of URI and U.S. Rentals, Inc. ("USR"). All of the outstanding shares of stock of USR were exchanged in the merger for shares of URI (the "Merger Shares").

Item 4.     Purpose of Transaction

          The Reporting Persons acquired the Merger Shares for investment purposes.

          The Reporting Persons have no present intention of purchasing or selling any shares of Common Stock. However, based upon the Reporting Persons' continuing evaluation of URI's business and prospects, economic and market conditions, tax and estate planning, alternative investments, and any other factors any of them deem relevant, the Reporting Persons reserve the right to do so, at any time, in open market transactions, privately negotiated transactions, or otherwise. The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons reserve the right, at any time and from time to time, to review or reconsider their position with respect to URI, and formulate plans or proposals with respect to any of such matters.

          The Reporting Persons may also gift the Merger Shares to a charitable organization or private foundation. In addition, the Reporting Persons intend to make charitable gifts of shares from time to time under circumstances that would permit sales by charities within the volume limits of Rule 144.

          In connection with the merger, Ayr and URI entered into a Registration Rights Agreement under which Ayr (and permitted transferees) is entitled to registration rights of the Merger Shares under the Securities Act. After URI publishes financial results covering 30 days of post-merger combined operations, Ayr has the right to cause URI to file a registration statement for an underwritten public offering covering the lesser of (a) 1/3 of the Merger Shares then owned by Ayr (or its permitted transferees) and (b) as many of the Merger Shares as would generate anticipated gross proceeds of $200,000,000. Moreover, at any time after September 13, 1999 (or earlier if URI's Chairman has received $250,000,000 in gross proceeds from the sale of Common Stock), and subject to delay rights of URI, Ayr has the right to cause URI to file a registration statement for an underwritten public offering covering all of the Merger Shares, if certain other conditions are satisfied.

Item 5.     Interest in Securities of the Issuer

          (a) As of the date hereof, Ayr is the record and beneficial owner of 19,823,462 shares of Common Stock, which constitutes 29.0% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by the Transfer Agent on October 27, 1998). Colburn does not directly own any Common Stock but, by virtue of his position, through the Trust, as the sole stockholder of Ayr, may be deemed to beneficially own the shares of Common Stock held by Ayr. Therefore, Colburn is the indirect beneficial owner of 19,823,462 shares of Common Stock, which constitutes 29.0% of the outstanding shares of the Common Stock.

          (b) Ayr and Colburn may be deemed share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by Ayr.

          (c) On September 29, 1998, in connection with the URI/USR merger, shareholders of USR received , in the aggregate, 29,620,913 shares of URI Common Stock in exchange for the shares of USR. On September 29, 1998, URI shares closed at $21.375

          (d) To the best of Reporting Persons' knowledge, except as set forth herein no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of URI that the Reporting Persons may be deemed to own beneficially.

          (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings of
     Relationships with Respect to        Securities of Issuer

          Ayr and URI entered into a Registration Rights
Agreement under which Ayr (and certain permitted transferees) will be entitled to certain rights with respect to the registration of its shares of Common Stock under the Securities
Act.

Item 7.     Material to be filed as Exhibits

          1.   Joint Filing Statement.

          2. Registration Rights Agreement (incorporated by reference from URI Registration Statement on Form S-4
(Registration No. 333-63171) - agreement was filed as Exhibit
10(kk)).



                            SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November __, 1998



                              Ayr, Inc.


                              By:
                                  -----------------------------
                                 Richard D. Colburn
                                 Chairman of the Board



                              ---------------------------------
                              RICHARD D. COLBURN

EXHIBIT INDEX



Exhibit No.         Description                   Page

1.                  Joint Filing Statement        9

2.                  Registration Rights Agreement
                    Incorporated by Reference

                     JOINT FILING STATEMENT
                  PURSUANT TO RULE 13d-1(f)(1)


      The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each will be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but will not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  November __, 1998
                              Ayr, Inc..


                              By:
                                  ------------------------------
                                 Richard D. Colburn
                                 Chairman of the Board


                              ----------------------------------
                              RICHARD D. COLBURN